China Yuchai Announces Issuance of Short Term Financing Bonds by its Key Subsidiary

Singapore, Singapore – March 10, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that its key subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), has received approval from China’s National Association of Financial Market Institutional Investors (“NAFMII”) for the issuance of RMB-denominated unsecured short term financing bonds amounting to RMB 1.7 billion (“Bonds”). The Bonds will be issued in two tranches and the first tranche of the Bonds amounting to RMB 1 billion will be issued on March 9, 2011 and mature on March 9, 2012. The par value and issue price of each Bond is RMB 100.

The first tranche of the Bonds will bear a fixed annual interest rate of 4.59%. GYMCL intends to issue the second tranche of the Bonds with a principal amount of RMB 700 million in China at a later date, subject to market conditions. Subscription to and trading of the Bonds is only available in China to institutional investors of China’s National Inter-bank Bond Market.

The lead underwriter and bookrunner for the first tranche of the Bonds was the Industrial and Commercial Bank of China. All the proceeds from the issuance of the Bonds are to be used by GYMCL as working capital. It is believed that in view of the recent increases in January and February 2011 in lending interest rates by the People’s Bank of China to counter rising inflation, the Bonds issue will lower GYMCL’s financial risk and costs.

This press release does not constitute an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to register any portion of the Bonds issue referred to above in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that can be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com